                                                                       EXHIBIT 8




                              PROCEDURES MEMORANDUM
                           (Dated September 15, 1999)


                      Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    under the Investment Company Act of 1940

                       KILICO Variable Separate Account of
                     Kemper Investors Life Insurance Company

I.       INTRODUCTION

Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22c-1 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state insurance or administrative law, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate account.

The KILICO Variable Separate Account (the "Separate Account") is registered under the 1940 Act. Within the Separate Account are Subaccounts, which are, as of the date of this filing, the Kemper Aggressive Growth, Kemper Technology Growth, Kemper-Dreman Financial Services, Kemper Small Cap Growth, Kemper Small Cap Value, Kemper-Dreman High Return Equity, Kemper International, Kemper International Growth & Income, Kemper Global Blue Chip, Kemper Growth, Kemper Contrarian Value, Kemper Blue Chip, Kemper Value+Growth, Kemper Index 500, Kemper Horizon 20+, Kemper Total Return, Kemper Horizon 10+, Kemper High Yield, Kemper Horizon 5, Kemper Global Income, Kemper Investment Grade Bond, Kemper Government Securities, Kemper Money Market, Scudder VLIF Global Discovery, Scudder VLIF Growth and Income, Scudder VLIF International, Scudder VLIF Capital Growth, Janus Aspen Growth, Janus Aspen Growth and Income, Warburg Emerging Markets and Warburg Post-Venture Capital (the "Subaccounts"). Procedures apply equally to each Subaccount and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and its Subaccounts is necessary. Each Subaccount invests in shares of a corresponding portfolio of the Kemper Variable Series, the Scudder Variable Life Investment Fund (Class A Shares), the Janus Aspen Series or the Warburg Pincus Trust (the "Funds"), mutual funds registered under the 1940 Act. The investment experience of the Subaccounts of the Account depends on the market performance of the corresponding Fund portfolios.

Kemper Investors Life Insurance Company ("KILICO") sells two forms of a modified single premium variable universal life insurance policy offered through the Separate Account: a single life modified single premium variable universal life insurance policy covering the life of one insured ("Single Life Policy") and a survivorship life modified single premium variable universal life insurance policy covering the lives of two insureds ("Survivorship Policy"). Where the provisions of the policies are the same, they will be referred to jointly as "Policy" or "Policies". Where the provisions differ, the provisions will be distinguished by reference to "Individual Policy" or "Survivorship Policy".

KILICO believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

         A. Because of the insurance nature of KILICO's Policies and due to the requirements of state insurance and administrative laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

         B. Many of the procedures used by KILICO have been adopted from established procedures for modified single premium universal life insurance policies sold by KILICO and its affiliated insurance companies.

         C. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, KILICO has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

         D. In general, state insurance laws require that KILICO's procedures be reasonable, fair and not discriminatory.

         E. Because of the nature of the insurance product, it is often difficult to determine precisely when KILICO's procedures deviate from those required under Section 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to address each and every procedure of variation which might occur and does include certain procedural steps which might be deemed as deviations from the above-cited sections rules.


II.      ISSUANCE

This section outlines those provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the structure of the cost of insurance and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions, such as reinstatement, which do not result in the issuance of a Policy but which require certain payments by the Policyowner and involve a transfer of assets supporting the Policy reserve into the Separate Account.

A.       Insurance Charges and Underwriting Standards


Cost of insurance charges for the Policies will not be the same for all policyholders. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each Policyowner pays a cost of insurance charge commensurate with the insured person's mortality risk. This mortality risk is actuarially determined based upon factors such as age, tobacco use status, sex, health, and occupation. Each insured is charged a monthly deduction based on applying a cost of insurance rate commensurate with his/her mortality risk to the Account Value, on a current basis, subject to a limit equal to the applicable maximum cost of insurance rate times the Net Amount at Risk. The Policies will be offered and sold pursuant to the cost of insurance schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit discrimination among insureds, but recognize that premiums must be based on factors such as age, sex, health and occupation. A table showing the maximum cost of insurance rates, as a function of the Net Amount at Risk, will be delivered as part of the policy.


B.       Application and Initial Premium Processing

         1.   DEATH BENEFIT


              The Death Benefit for the Policies is based on the specified amount selected and the table of death benefit percentages applicable at the time of death. A Policy will be issued if the following conditions are met:


              a.   A premium payment of at least $10,000 is paid.

              b.   A completed application is submitted.

              c. Required underwriting information, satisfactory to KILICO, is provided.

         2.   POLICY ISSUE


              Before KILICO will issue a Policy, it must receive a completed application and a full initial premium at its Home Office. A Policy ordinarily will be issued only for Insureds Age 0 through 90 who supply satisfactory evidence of insurability to KILICO. Acceptance of an application is subject to underwriting by KILICO. KILICO reserves the right to decline an application for any reason.



              After underwriting is complete and the Policy is delivered to the owner, insurance coverage under the Policy will be deemed to have begun as of the day following the date of receipt of a completed application and the full initial premium. This date is the Effective Date.

         3.   PREMIUMS

              Premiums are to be paid to KILICO at its Home Office. Checks ordinarily must be made payable to KILICO.


              Initial Premium - The minimum initial premium that KILICO will accept under a Policy is $10,000.00. KILICO reserves the right to increase or decrease this amount for a class of Policies issued after some future date.

              If the Policy owner pays all or a portion of the Initial Premium prior to the Issue Date, on the day following the date of receipt, the Initial Premium will be allocated to our General Account where it will accumulate interest at our normal rate. This premium will remain in the General Account until the Issue Date, when it and the interest will be transferred as described below. If the Initial Premium is received on the Issue Date, it will be allocated on the Issue Date as described below.

              In states in which KILICO is required to return the Initial Premium if the Policy owner exercises the free look right, on the Issue Date we will allocate the Initial Premium (plus any interest) to the Money Market Subaccount. Thereafter, on the Trade Date, the Policy's Account Value will be allocated to the Subaccounts and the DCA Fixed Account in accordance with elections by the Owner in the application for the Policy. In these states, the Trade Date is generally the date 20 days after the Issue Date, or longer depending on the Free-Look provision of the state of issue.

              In the remaining states, on the Issue Date KILICO will allocate the Initial Premium directly to the Subaccounts and/or the DCA Fixed Account as elected by the Policy owner, because the Trade Date is the same as the Issue Date.

              The Effective Date is the date used to determine Policy Years and Monthly Deduction Dates. The Effective Date generally will be the date following receipt of the application, except that if such date is the 29th, 30th, or 31st of a month, the Effective Date will be the 28th of that month. Acceptance is subject to KILICO's underwriting rules, and KILICO reserves the right to reject an application for any reason.

              The Effective Date is the date when KILICO accepts the risk of providing insurance coverage to the Insured. Monthly deductions begin as of the Effective Date.

              The cost of insurance for the full amount of coverage applied for is applied as of the Effective Date. This is consistent with established administrative procedures of KILICO and is permitted and consistent with common insurance company administrative practice and insurance laws.

              The initial Specified Amount is derived from the Initial Premium. The minimum initial Specified Amount is determined by applying a death benefit factor, which varies by age, sex and tobacco status, to the initial premium amount, taken to be the Guideline Single Premium. The death benefit factor is the reciprocal (i.e.,1/x) of the Guideline Single Premium. The actual initial Specified Amount will be slightly higher than this factor, based on a separate set of factors that vary from 1.00 to 1.28.

              We will accept 90% or 100% of the Guideline Single Premium (GSP) for a certain Specified Amount. Those paying 90% of the GSP do not qualify for the No Lapse Guarantee, and are charged a higher current Cost of Insurance rate.


              Additional Premiums - The Policy Owner is not required to pay any additional premiums after the initial premium. Subject to the premium guidelines established under Federal tax law, additional premiums may be contributed while this Policy is in force, including when necessary to prevent lapse. Upon request, KILICO will tell the Owner whether an additional premium payment can be made and the maximum amount. These premium payments will not increase the maximum possible Withdrawal Charge. Except to prevent lapse, such an additional premium payment must be at least $1,000.00. Evidence of insurability may be required if an additional premium payment would result in an increase in the Death Benefit.


         4.   ALLOCATION OF PREMIUMS AND SEPARATE ACCOUNT VALUE


              Allocation of Premiums - The Owner directs allocation of premiums to Subaccounts of the Separate Account and the DCA Fixed Account. The Owner must indicate the initial allocation in the policy application. On the Trade Date, the Investment Value in the General Account or the Policy's Separate Account Value in the Money Market Subaccount if applicable, will be allocated to the Subaccounts of the Separate Account and the DCA Fixed Account in accordance with the Owner's allocation instructions in the application. Additional premiums received will continue to be allocated in accordance with the Owner's instructions in the application unless contrary written instructions are received. Once a change in allocation is made, all future premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received.



C.       Delivery Period - Policies Issued - Other Than As Applied For


         1. KILICO will take steps to protect itself against anti-selection by the prospective Owner resulting from a deterioration in the health of the proposed Insured including requiring Policies to be delivered promptly. Generally, the period will not exceed 60 days from the date the Policy is issued.


         2. Failure to Complete Delivery - KILICO will review the file to verify that delivery requirements were not satisfied.


              a. If KILICO determines that delivery was satisfied, the Policy will be placed in force as of the Effective Date.


              b. If delivery was not satisfied, the Policy will be terminated as of the Effective Date and any premium refunded to the Owner, subject to the refund rules mentioned herein. Notification will be sent to the Owner advising him or her that delivery was never completed and that no insurance has been in effect.

D.       Delivery Requirements

         1. An agent/agency must submit all outstanding delivery requirements to the KILICO Home Office prior to the end of the delivery period.


         2. The KILICO Home Office cannot accept partial requirements; however, if an agency does inadvertently submit only part of the requirements necessary to complete delivery, KILICO will record any documents as received, and return the Policy to the agency with a memo advising them of the remaining requirements.


         3. Any money submitted with incomplete delivery requirements will be returned to proposed owner with correspondence specifying the remaining requirements.


         4. If a Policy is reported as delivered after the delivery period has expired, the Policy will be placed in force, subject to underwriting approval.

         5. If a Policy is returned to the agency due to incomplete requirements, a delivery extension may be obtained on the agency's behalf.


E.       Policy Lapse/Reduction in Coverage

Lapse will occur when the Surrender Value of a Policy is insufficient to cover the monthly deductions, there is debt outstanding, and a grace period expires without a sufficient payment being made.


If there is no debt outstanding, the No Lapse Guarantee will enable coverage on the Policy to continue. If the Surrender Value of a Policy is insufficient to cover the monthly deductions, a grace period expires without a sufficient payment being made, and there is no debt outstanding, the Policy will not lapse but the Death Benefit will be reduced to the sum of premiums paid less prior withdrawals of premium.

The duration of coverage depends upon the Surrender Value being sufficient to cover the monthly deductions.

A grace period of 61 days will be given to the Owner. It begins when notice is sent that the Surrender Value of the Policy is insufficient to cover the monthly deductions. Failure to make a premium payment or loan repayment during the grace period sufficient to keep the Policy in force for three months will cause the Policy to:



         1.   lapse and terminate without value if there is debt outstanding, or

         2. be reduced in coverage amount to premiums paid less prior withdrawals of premium if there is no debt outstanding.

If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts and the DCA Fixed Account in accordance with the most current allocation instructions, unless otherwise requested. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted.

KILICO will not accept any payment that would cause the total premium payment to exceed the maximum payment permitted by the Code. However, the Owner may voluntarily repay a portion of Debt to avoid lapse.

If premium payments have not exceeded the maximum payment permitted by the Code, the Owner may choose to make a larger payment than the minimum required payment to avoid the recurrence of the potential lapse of coverage. The Owner may also combine premium payments with Debt repayments.

The death benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt and any unpaid monthly deductions.

F.       Reinstatement

If coverage has been reduced or a Policy lapses because of insufficient Surrender Value to cover the monthly deductions, and it has not been surrendered for its Surrender Value, it may be reinstated at any time within three years after the date of coverage reduction or lapse. Reinstatement is subject to:

         1.   receipt of evidence of insurability satisfactory to KILICO;

         2. payment of a minimum premium sufficient to cover monthly deductions for the grace period and to keep the policy in force three months; and

         3. payment or reinstatement of any Debt against the policy which existed at the date of termination of coverage.

The effective date of reinstatement of a Policy will be the monthly Deduction Day that coincides with or next follows the date the application for reinstatement is approved by KILICO. Suicide and incontestability provisions will apply from the effective date of reinstatement.


G.       Contestability

         1. This policy is contestable for two years during the lifetime of the Insured, measured from the Issue Date, for material misrepresentations made in the initial application for the policy. Policy changes and reinstatements may be contested for two years after the issue date of change or reinstatement. No statement will be used to contest a Policy unless it is contained in an application. The two year limitation does not apply in the event of fraud.



III.     TRANSFER PROCEDURES

         A. Separate Account Value may be transferred among the Subaccounts of the Separate Account. The DCA Fixed Account, can only be used for Dollar Cost Averaging, and only the initial premium may be allocated to the DCA Fixed Account. All transfers made during a business day will be treated as one request. DCA Fixed Account Value may be transferred to one or more Subaccounts, and the entire allocation to the DCA Fixed Account must be transferred to the Subaccounts within twelve months of issue.

              1. Transfer requests must be in writing in a form acceptable to KILICO, or by telephone authorization under forms authorized by KILICO.


              2. The minimum partial transfer amount is $100 or the remaining value in the Subaccount or DCA Fixed Account, if the value of the Owner's remaining interest in a Subaccount or the DCA Fixed Account, from which amounts are to be transferred, would be less than $500 after such transfer.


              3. Transfers will be based on the Accumulation Unit Values next determined following receipt of valid complete transfer instructions by KILICO.

              4. The transfer provision may be suspended, modified or terminated at any time by KILICO.

              5. Written acknowledgment of transfers between Subaccounts will be provided at two points in time:

                   a. A confirmation notice will be sent to the Owner within seven days of receipt of the request.

                   b.   The annual statement will also reflect transfers.


              6. KILICO reserves the right to charge $25 for each transfer in excess of 12 in a Policy Year.



         B.   Policy Loans

              1. At any time the Owner may by written request to KILICO borrow all or part of the maximum loan amount of the Policy. The maximum loan amount is 90% of the Policy's Cash Value minus applicable Withdrawal Charges. The amount of any new loan may not exceed the maximum loan amount less Debt on the date a loan is granted. The minimum amount of a loan is $1,000. Any amount due an Owner under a Policy Loan ordinarily will be paid within 7 days after KILICO receives a loan request at its Home Office, although payments may be postponed under certain circumstances.

              2. On the date a loan is made, an amount equal to the loan amount will be transferred from the Separate Account and DCA Fixed Account to the Loan Account in the General Account. Unless the Owner directs otherwise, the loaned amount will be deducted from the Subaccounts and DCA Fixed Account in proportion to the values that each bears to the total Separate Account Value plus the DCA Fixed Account Value at the end of the Valuation Period during which the request is received.

              3. If Surrender Value on the day immediately preceding a Monthly Deduction Date is less than the monthly deduction for the next month, KILICO will notify the Owner and any assignee of record.


              4. A Policy Loan will have an effect on the Cash Value of a Policy. The collateral for the loan (in the Loan Account) does not participate in the experience of the Subaccounts or the current interest rate of the DCA Fixed Account while the loan is outstanding. If the amount credited to the Loan Account is more than the amount that would have been earned in the Subaccounts of the DCA Fixed Accounts, the Cash Value will, and the Death Benefit may, be higher as a result of the loan. Conversely, if the amount credited to the Loan Account is less than would have been earned in the Subaccounts or the DCA Fixed Accounts, the Cash Value, as well as the Death Benefit, may be less.


         C.   Loan Interest

              1. The loan interest will be assessed at an effective annual rate of 5.50% in all Policy Years. Interest not paid will be added to the loan amount due and bear interest at the same rate.

              2. Cash Value in the Loan Account will earn 3.50% annual interest on a guaranteed basis. Cash Value representing loans of earnings ("preferred loans") may earn a higher annual rate of interest. Such earnings will be allocated to the Loan Account.

         D.   Loan Repayment


              1. While the Policy is in force, Policy Loans may be repaid at any time, in whole or in part. At the time of repayment, Cash Value in the Loan Account equal to the amount of the repayment which exceeds the difference between interest due and interest earned will be allocated to the Subaccounts, according to the Owner's current allocation instructions, unless otherwise requested by the Owner. Transfers from the Loan Account to the Separate Account as a result of the repayment of Debt will be allocated at the end of the Valuation Period during which the repayment is received.

              2. KILICO will provide written confirmation of loan repayments, including the effective date of the payment, and the effect on specific Subaccounts, within seven days of the receipt of payment.


         E.   Policy Anniversary and Monthly Deduction Date

              1. The Cost of Insurance (COI) is calculated on the Account Value using current rates, and the net amount at risk using guaranteed rates. No substandard ratings are applied. Increases in specified amount can be rated separately from the original rating.

              2. The calculated monthly deductions are distributed among the Subaccounts and the DCA Fixed Account in proportion that each Subaccount or DCA Fixed Account bears to the total Separate Account Value plus DCA Fixed Account Value.


IV.      REDEMPTION PROCEDURES

The following outlines are administrative procedures attendant to transactions which involve redemption of a Policy's values.

A.       Free Look Period

         1. The Owner may, until the end of the period of time specified in the Policy, examine the Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner. The amount of the refund will be at least the minimum required by the state in which the Policy is issued. An Owner seeking a refund should return the Policy to KILICO at its Home Office or to the agent who sold the Policy.

         2. The Policyowner will receive a refund equal to the Cash Value of the Policy plus any monthly deductions and any deductions made against premiums.

         3. Refunds will be made within seven working days of receipt of the request, providing the original payment has had sufficient time from the date of our deposit to clear the payor's bank account. Normally, this is 30 days for payments made by personal check, money order or cashier's check. Any refund or portion thereof is subject to being held in KILICO's office until this time requirement is met. If only a portion of the refund is needed to meet the time requirements, the undisputed portion will be released within the seven day time frame. The disputed portion will be held until the time requirement is met and then refunded by separate check. Any refund that needs to be held to meet the time requirement from KILICO date of deposit can be expedited if the payor submits proof that the item has been honored by the bank.

B.  Surrender Privilege and Charges


         1. While the Insured is living and the Policy is in force, the Owner may surrender the Policy for its Surrender Value. To surrender the Policy, the Owner must make written request to KILICO at its Home Office and return the Policy to KILICO. The Surrender Value is equal to the Cash Value less any applicable Withdrawal Charge and any Debt. At any time, a Policy Owner may make withdrawals of amounts less than the Surrender Value. The minimum amount of each withdrawal is $100 and the maximum amount is the amount so that a Net Surrender Value of $5,000 remains after the withdrawal. If a partial withdrawal would reduce a Policy's Net Surrender Value below $5,000, KILICO will treat the request as a request to surrender the Policy. A withdrawal will decrease the Cash Value by the amount of the withdrawal, and will decrease the Face Amount in the same proportion as the withdrawal to the total Account Value.


         2. 0.02083% of Account Value is deducted from the Account Value each Monthly Deduction Day to reimburse KILICO for the payment of state premium taxes. In addition, a charge for federal taxes equal to 0.0125% of Account Value will be deducted each month to compensate KILICO for a higher corporate income tax liability resulting from changes made to the Internal Revenue Code by the Omnibus Budget Reconciliation Act of 1990.

         3. A contingent deferred sales charge ("Withdrawal Charge") will be used to cover expenses relating to the distribution of the policy including commissions paid to sales personnel, and other promotion and acquisition expenses. If this policy is surrendered or if the Cash Value is applied under a Settlement Option, the amount payable may reflect a deduction for applicable Withdrawal Charges.

         4. The applicable Withdrawal Charge will be determined based upon the date of receipt of the written request for surrender.

         5. The Withdrawal Charge consists of an unrecovered premium tax component (premium tax charge) and a sales component (surrender sales charge). The Withdrawal Charge is a percentage of the Initial Premium, and is applicable in years 1-9 only. The tax charge will be 2.25% of Initial Premium in the first year, and will decline by 0.25% each year in Policy Years 2-9 until reaching zero at the beginning of Policy Year 10. The surrender sales charge will be 7.75% in each of Policy Years 1 and 2, will decline 0.25% in Policy Year 3, will decline 1.00% in

              Policy Year 4, and will decline 0.75% in each of Policy Years 5-9, and will be zero in Policy Years 10 and on.


         6. A Records Maintenance Charge of $30 per year will be used to cover certain administrative costs associated with the Policies. If the Account Value on the prior Policy Anniversary is greater than or equal to $50,000 we will not charge the Records Maintenance Charge. We will deduct the Records Maintenance Charge upon surrender of a Policy, if it would otherwise be due at the end of the current Policy Year.



         7. KILICO will make the payment of Surrender Value out of its General Account and at the same time, transfer assets from the Separate Account to the General Account in an amount equal to the policy reserves in the Separate Account attributable to the Policy, unless the surrender benefit is to be paid under a settlement option involving variable payments. In that case, the policy reserve attributable to the surrender will remain in the Separate Account or such other separate account as KILICO may designate for that purpose in accordance with the Policy, and the benefit payments shall be paid as described in the prospectus in accordance with the settlement and payment options chosen by the beneficiary. Any benefit payment in excess of the policy reserve maintained in the Separate Account for the Policy shall be paid out of the General Account reserve maintained for that purpose.


C.       Death Claims

         1. KILICO will ordinarily pay a death benefit to the beneficiary within seven calendar days after receipt, at its Home Office, of the policy, due proof of death of the insured and all other requirements necessary* to make payment. KILICO will send the check to the beneficiary with seven days after KILICO receives all required documents.


         2. KILICO will make payment of the death benefit out of its General Account, and will transfer assets from the Separate Account to the General Account in an amount equal to the reserve in the Separate Account for the Policy, unless the death benefit is to be paid under a settlement option involving variable payments. In that case, the policy reserve attributable to the death benefit will remain in the Separate Account or such other separate account as KILICO may designate for that purpose in accordance with the Policy, and the benefit payments shall be paid as described in the prospectus in accordance with the settlement and payment options chosen by the beneficiary. Any benefit payment in excess of the policy reserve maintained in the Separate Account for the Policy shall be paid out of the General Account reserve maintained for that purpose.




*State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the policies regarding suicide and incontestability.

D.  Maturity Benefit and Extended Maturity

         1. In certain states, if the Insured is still living and the Policy is in force on the Maturity Date, KILICO will pay the Policy owner a Maturity Benefit. The Maturity Benefit will equal the net Surrender Value on the Maturity Date. The Maturity Date is the Policy Anniversary after the Insured's 100th birthday.

         2. KILICO will pay the Maturity Benefit in the same manner as it pays surrender benefits, as described above.

         3. In states where approved, an Extended Maturity Rider will be issued with all Policies at no extra premium. Under this Rider, the Death Benefit after the Maturity Date is the greater of the Specified Amount or the Cash Value. In addition, after the Maturity Date, KILICO will not charge the cost of insurance charge or mortality and expense risk charge. The Rider is effective only if the Net Surrender Value at age 100 equals at least 30% of the initial Specified Amount.


E.       Premium Refunds

         KILICO will not normally refund premium payments unless one of the following situations occurs:

         1. The proposed Insured is determined to be uninsurable by KILICO's standards.

         2. The premium paid is in permanent suspense because underwriting requirements were never completed.

         3. The delivery period has expired and delivery has not been completed.

         4.   The Owner exercises the Free Look Privilege.

         5. The premium payment would disqualify the policy as life insurance coverage (see Guideline Premium Test); however, in this instance, the payment will first be applied as a repayment of any outstanding loans.

         6. In the event an application is declined by KILICO, the initial premium will be refunded.


F.       Guideline Premium Test - Tax Qualification

The Guideline Premium Test is a two part test applied to determine if a policy qualifies as life insurance as defined in the IRS Code, Section 7702.

         1. Part I - Guideline Premium Limitation. The sum of the actual premiums paid into the contract cannot exceed the greater of:

              a.   the guideline single premium, or

              b.   the sum of the guideline level premiums at that time.

         2. The guideline single premium is the premium needed at issue for the future benefits under contract, computed on the basis of:

              a.   the guaranteed mortality charges specified in the contract.

              b.   other guaranteed charges specified in the contract, and

              c. a gross interest rate which is the greater of an annual effective rate of six percent or the rate or rates guaranteed at issue.

         3.   For this plan the guideline single premium is based on:

              a.   the guaranteed maximum mortality rates, for all durations.

              b. mortality and expense risk charge, as an adjustment to the interest rate, and

              c.   six percent interest.

         4. Guideline level premiums are the annual premium version of the guideline single premium based on the above assumptions and a premium payment period extending to age 95. The gross interest rate used will be four percent. At the point where a policy is recognized as being out of compliance, the Death Benefit must be decreased or premiums refunded as necessary for qualification as life insurance.

         5. Part II - Cash Value Corridor Requirement. The Cash Value test regulates the ratio of the policy Cash Value to the death benefit regardless of the effect of the guideline premium limit. The death benefit payable under the Policy must always be greater than or equal to the Cash Value times the death benefit factor.
              Death benefit factors vary only by attained age and range from
              1.00 to 2.50 for the KILICO Modified Single Premium VUL.


              A check for compliance will be made at the time premiums are applied and at least annually thereafter. If a violation is detected, the agent will be notified and monies refunded.

G.      Misstatement of Age or Sex


If the age or sex of the Insured is misstated, the Death Benefit will be adjusted based on what the Initial Premium would have purchased using the correct age and/or sex.


H.       Postponement of Payments


Payment of any amount due upon: (a) policy termination at the maturity date, (b) surrender of the policy, (c) payment of any policy loan, or (d) death of the Insured, may be postponed whenever:

         1. The New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC;

         2. The SEC by order permits postponement for the protection of Owners; or

         3. An emergency exists, as determined by the SEC, as a result of which disposal of securities of the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

Transfers may also be postponed under these circumstances.


I.       Payment Not Honored by Bank


The portion of any payment due under the policy which is derived from any amount paid to KILICO by check or draft may be postponed until such time as KILICO determines that such instrument has been honored by the bank upon which it was drawn.


J.       Suicide

Suicide by the Insured, while sane or insane, within two years from the Issue Date of the policy is a risk not assumed under the policy. KILICO's liability issue for such suicide under a Single Life Policy is limited to the premiums paid less any withdrawals and debt.

If the Insured dies by suicide, while sane or insane, within two years of any reinstatement, our total liability with respect to such reinstatement will be limited to the Premiums paid less any partial withdrawals and Policy Debt.

If the first death under a Survivorship Policy is by suicide, within two years of the Issue Date or date of reinstatement, whether the Insured was sane or insane, we will reissue the Policy. The new Policy on the survivor will be a single life permanent Policy which is available at the time of reissue. The suicide provision for the new Policy will be effective as of the original Issue Date.

If the second death is by suicide, within two years of the Issue Date, whether the Insured was sane or insane, we will pay only the Premiums paid less any partial withdrawals and Policy Debt. If the second death is by suicide, within two years after the date of reinstatement whether the Insured was sane or insane, our total liability with respect to such reinstatement will be limited to Premiums paid less any partial withdrawals and Policy Debt. When the laws of the state in which a Policy is delivered require less than a two year period, the period will be as stated in such laws.

V.       RECORDS AND REPORTS

KILICO will maintain all records relating to the Separate Account. KILICO will send Owners, at their last known address of record, an annual report stating the Death Benefit, the Accumulation Unit Value, the Cash Value and Surrender Value under the policy, and indicating any additional premium payments, transfers, policy loans and repayments and charges made during the Policy Year. Owners will also be sent annual and semi-annual reports for the Funds to the extent required by the 1940 Act.